UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: April 30, 2026

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

(Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

2

In this Semi-Annual Report, the terms “6d Bytes, Inc.”, “Blendid”, “we”, “us”, “our”, or “the Company” refers to 6d Bytes, Inc. and its subsidiaries on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. The semiannual condensed consolidated financial statements included in this report are unaudited and do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2026 are not necessarily indicative of the results that can be expected for the year ending October 31, 2026. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Additional information regarding the Company can be found in its Annual Report on Form 1-K for the fiscal year ended October 31,2024, filed with the SEC on March 2, 2026.

Overview

6d bytes inc. dba Blendid was incorporated in the State of Delaware on November 16, 2015 and is registered to do business in California. The Company builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk called Blendid®, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. In 2024, we discontinued manufacturing its original product and shifted our focus to the development two new kiosks: (i) a smaller and more cost-effective version of our original kiosk (“Blendid M2”) and (ii) our “back of house” kiosk -- a product that can be used by the staff of food service establishments. The Company signed a deal for its first Blendid back of house product in November 2025 and began deploying this product in May 2026.

Our kiosks are designed for deployment in commercial venues such as health clubs, hospitals, colleges, corporate offices, travel stops, supermarkets, airports and shopping malls. We operate both branded food service locations and license our robotic solutions to other food service operators.

Longer-term, the Company also has an intent to use its current food automation platform to expand into automation of other cuisines including soups, salads, bowls, sandwiches and other on-the-go food formats and cuisines.

The Company’s customers prior to 2025 acquired the Blendid Kiosk using our Robot-as-a-Service (the “RAAS”) model. Under this arrangement, we receive revenue by renting our current kiosks, including both hardware and software, to customers on a monthly or annual basis. We anticipate we will receive revenue under the RAAS model until 2027, unless there are renewals. At the end of the lease, the lessee can renew for another term or have the kiosk decommissioned. For the newer models, the Company transitioned to an outright sales model, under which customers purchase the products directly rather than through a subscription-based leasing arrangement.

3

Recognition of Revenue

For the periods covered by this Report, the Company generated revenue from two distinct revenue streams: (i) the sale of its products under its new commercial strategy, and (ii) the leasing of its models under its previous business strategy.

In November 2025, the Company began selling its newer models. Each product sold to a customer is generally considered a distinct performance obligation. The Company satisfies its performance obligation, and recognizes revenue, at the point in time when the kiosk is delivered and installed, as management has determined that control transfers to the customer upon completion of delivery and installation.

Accordingly, for each kiosk purchased by a customer, the Company recognizes revenue and the related cost of goods sold upon delivery and installation of the kiosk. Though RAAS was still our main source of revenue for the six months ended April 30, 2026, beginning in May 2026, this became our primary revenue source.

Though we stopped initiating new RAAS agreements in 2024, in 2025 and 2026, our primary source of revenue was revenue generation using the RAAS model from the legacy subscriptions. This revenue is recognized as it is earned over the rental period. We also receive revenue from the sale of blended drinks in a location operated by the Company. Upon the sale of our blended drinks, the Company immediately recognizes revenue.

Going Concern

Our financial statements were prepared on a going concern basis. Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process of raising equity financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company is not able to raise enough equity financing or does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly which will have a significantly negative impact on its long-term growth prospects. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

Operating Results

Revenues

The Company saw a decrease in net revenues to $187,026 for the six-month period ended April 30, 2026 from $231,818 for the six-month period ended April 30, 2025. We attribute this decrease due to the shift in focus from RAAS commercial plan to selling hardware sales of a more cost effective product pricing model offering. The hardware sales efforts through April 30, 2026 yielded purchase commitments of hardware, however the deployment and revenue recognition starting in May 2026. The Company recognizes hardware purchases upon shipment versus over time with the previous RAAS model. For the six-month period ending April 30, 2026 and 2025, the majority of revenue was generated from RAAS.

Cost of Goods Sold

Our cost of goods sold decreased approximately 23% to $142,065 for the six-month period ended April 30, 2026 compared to $184,571 for the same period in 2025 is primarily the result of the decrease in revenue.

With respect to the new product kiosks that are sold, our cost of goods include the hardware cost and labor associated with building and servicing the kiosk. With respect to kiosks that are leased under our RAAS arrangement, our cost of goods include the cost of maintenance, depreciation of the kiosk assets and servicing of the kiosks. With respect to our Blendid operated location, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and facility rental costs.

4

Operating Expenses

Our total operating expenses had a $100,414 increase to $1,383,672 for the six-month period ended April 30, 2026 from $1,283,258 for the same period in 2025. There was an increase of $79,914 in research and development expenses, decrease of $8,104 in sales and marketing expenses and an increase of $28,605 in general and administrative expenses. The increase of operating expenses is primarily due to an increase in professional services related to the development of new products launching in 2026.

Net Operating Income (Loss)

The Company’s net operating loss for the six-month period ending April 30, 2026 increased to $1,383,672 compared to $1,283,258 for the same period in 2025.

Interest income (expense), net

The Company received $2 of interest income and accrued $10,000 of interest expense for a net amount of $9,998 of interest expense for the six-month period ended April 30, 2026 compared to $3,379 of interest income and accrued $26,701 of interest expense for a net amount of $23,322 of interest expense for the same period in 2025. The decrease in net interest expense of $16,703 is due to the conversion of notes into equity in December 2024.

Other expense

Other expense decreased to $332 for the six-month period ending April 30, 2026, compared to other expense of $6,212 for the same period in 2025. This decrease is primarily due to the decrease in permits and tax compliance.

Depreciation (expense)

The Company’s depreciation expense related to computers and equipment was $385 for the six-month period ending April 30, 2026, compared to $219 for the same period in 2025.

Net Loss

As a result of the foregoing, the Company experienced a $1,349,427 net loss for the six-month period ending April 30, 2026, compared to a net loss of $1,265,764 for the same period in 2025.

Liquidity and Capital Resources

As of April 30, 2026, the Company’s cash on hand was $195,401 as compared to $77,507 as of October 31, 2025. The Company’s inventory balance was $577,090 as of April 30, 2026, as compared to $483,718 as of October 31, 2025, reflecting a buildup of new product inventory.

We are seeking to raise necessary additional funds through equity financing, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company’s operations have been funded through a combination of debt and equity offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs.

Material Commitments and Obligations

The Company’s current liabilities as of April 30, 2026 were $427,224 compared to $418,894 as of October 31, 2025. The Company’s long term liabilities as of April 30, 2026 and October 31, 2025 were $200,000.

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Loan Agreements

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal. The note will pay $5,000 of interest quarterly for 20 consecutive quarters. In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22. As of April 30, 2026 and October 31, 2025, the Company is current on its quarterly interest payments and the principal is still outstanding.

Lease

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. The monthly payment for the period from June 1, 2025 through May 31, 2026 is $13,000, $6,500 of which is in cash and the remaining half accrues for potential equity conversion. On May 31, 2025, the Company converted the amount of accrued rent through May 31, 2025 in the amount of $157,670 into 106,975 shares of common stock based on a conversion price of $1.4739 per share.

Equity Financing

During 2025 and 2026, BGV III, LP, its affiliates, and JGV1, LLC have continued to fund the Company. Between November 1, 2025 and April 30, 2026, BGV III, LP and its affiliates, which are controlled by Eric Benhamou who serves on the Company’s board of directors, and JGV1, LLC which is controlled by Vik Mehta who serves on the Company’s board of directors, have continued to fund the Company. BGV III, LP and its affiliates have contributed $950,000 and JGV1, LLC has contributed $470,000 for a total of $1,440,000 in exchange for a total of 8,256,878 Series 1 Preferred Shares.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service and grow business with existing customers in its target markets.

The Company continues to make product enhancements and improvements to further reduce the cost of manufacturing, deployment, and servicing of its kiosks. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The Company has been working on developing two new kiosks - the Blendid M2 and our “back of house” kiosk. Since the end of 2024, the Company no longer sells its prior product using the RAAS model. The Company deployed its first Blendid M2 product in November 2025 and started to deploy the back of house product in May 2026. RAAS is currently our primary source of revenue but we believe the revenue from the direct sales of our new products will become our primary source of revenue in the second half of 2026. Since direct sales are not a subscription model, we expect our revenue to be more volatile.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. Blendid M2 fits perfectly in a wide variety of environments with its small footprint and quick return on investment. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability. However, there are significant headwinds given the macro-economic uncertainty which could make potential customers hold back their expansion and investors to support early-stage investment such as ours.

ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual condensed consolidated financial statements are unaudited and do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2026 are not necessarily indicative of the results that can be expected for the year ending October 31, 2026.

6d bytes inc. dba Blendid

(a Delaware corporation)

Unaudited Financial Statements for the periods ended

October 31, 2025 (audited) and April 30, 2026 (unaudited)

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6D BYTES INC.

BALANCE SHEET (UNAUDITED)

As of October 31, 2025, and April 30, 2026

	(UNAUDITED)
ASSETS	April 30, 2026	October 31, 2025
Current Assets
Cash and cash equivalents	$195,401	$77,507
Accounts receivable	29,932	112,143
Inventory	577,090	483,718
Other current assets	41,432	35,195
Total current assets	843,854	708,563

Fixed assets, net of accumulated depreciation	574,465	603,448

Total Assets	$1,418,319	$1,312,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$177,079	$202,540
Accrued expenses	93,145	59,355
Deferred Revenue	157,000	157,000

Total Current Liabilities	427,224	418,894

Notes payable – long-term portion	200,000	200,000

Total Liabilities	627,224	618,894

SHAREHOLDERS’ EQUITY

Common Stock (125,000,000 and 35,146,765 of $0.0001 authorized and issued and outstanding shares as of April 30, 2026 and October 31, 2025)	3,515	3,515
Preferred Stock (65,000,000 shares of $.0001 par value authorized as of April 30, 2026 and October 31, 2025, 28,081,035 and 19,824,157 shares issued and outstanding as of April 30, 2026 and October 31, 2025)	4,580,615	3,140,231
Additional paid-in capital	31,398,919	31,399,304
Offering Costs	(3,372,943)	(3,372,943)
Retained earnings	(31,819,011)	(30,476,90)
Total Shareholders' Equity	791,095	693,117

Total Liabilities and Shareholder’s Equity	$1,418,319	$1,312,011

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6D BYTES INC.

STATEMENT OF OPERATIONS (UNAUDITED)

For the Periods, November 1 – April 30, 2026 and November 1 – April 30, 2025

	2026	2025

Revenues, net	$187,026	$231,818
Less: Cost of goods sold	142,065	184,571
Gross profit	44,961	47,247

Operating expenses
General and administrative	354,738	326,134
Research and development	916,317	836,403
Sales and marketing	112,617	120,721
Total operating expenses	1,383,672	1,283,258

Net Operating Income (Loss)	(1,338,711)	(1,236,012)

Interest income (expense), net	(9,998)	(23,322)

Other income (expense)	(333)	(6,211)
Depreciation (expense)	(385)	(219)

Net Income (Loss)	$(1,349,427)	$(1,265,764)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

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6D BYTES INC.

STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

For Period of October 31, 2024 through April 30, 2025

					Additional			Total
	Common Stock		Preferred Stock		Paid-In	Offering	Retained	Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2024	11,974,575	$1,197	23,026,759	$27,740,998	$3,502,569	$(3,294,458)	$(27,864,627)	$85,679
Conversion of preferred stock to common stock	23,026,759	2,303	(23,026,759)	($27,740,998)	27,738,695
Issuance of preferred stock			8,600,916	$1,500,000		(60,547)		$1,439,453
Conversion notes and interest into preferred stock			6,062,693	$740,231				$740,231

Net Income (Loss)							(1,265,764)	(1,265,764)
Balance as of April 30, 2025	35,001,334	$3,500	14,663,609	$2,240,231	$31,241,264	$(3,355,005)	$(29,130,391)	$999,599

6D BYTES INC.

STATEMENT OF SHAREHOLDERS’ EQUITY(UNAUDITED)

For Period of October 31, 2025 through April 30, 2026

					Additional			Total
	Common Stock		Preferred Stock		Paid-In	Offering	Retained	Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity

Balance as of October 31, 2025	35,146,765	$3,514	19,824,157	$3,140,231	$31,399,304	$(3,372,943)	$(30,469,584)	$700,522
Issuance of common stock
Issuance of preferred stock			8,256,878	$1,440,000				$1,440,000
Net Income (Loss)							(1,349,427)	(1,349,427)
Balance as of April 30, 2026	35,146,765	$3,514	28,081,035	$4,580,231	$31,399,304	$(3,372,943)	$(31,819,011)	$791,095

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6D BYTES INC.

STATEMENT OF CASH FLOWS (UNAUDITED)

For the Periods, November 1 – April 30, 2026 and November 1 - April 30, 2025

	2026	2025
Operating Activities
Net Income (Loss)	$(1,349,427)	$(1,265,764)
Adjustments to reconcile net income (loss)
to net cash provided by operations:
Add: depreciation	30,385	50,219
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	82,7051	357
(Increase) Decrease in inventory	(93,372)	405,550
(Increase) Decrease in other current assets	(16,582)	9,978
Increase (Decrease) in accounts payable	(8,205)	92,461
Increase (Decrease) in deferred revenue	0	130,494
Increase (Decrease) in accrued expenses	33,790	(2,193)

Net cash used in operating activities	(1,320,705)	686,866

Investing Activities
Purchase of fixed assets	(1,401)	(500,000)

Net cash used in investing activities	(1,401)	(500,000)

Financing Activities
Proceeds from issuance of stock	1,440,000	1,500,000
Payments of issuance costs	0	(60,547)
Repayment of notes	0	(115,441)

Proceeds from financing activities	1,440,000	1,324,012
Net change in cash and cash equivalents	117,894	245,114
Cash and cash equivalents at beginning of period	77,507	228,186
Cash and cash equivalents at end of period	$195,401	$473,300

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6D BYTES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

6d bytes inc. dba Blendid was incorporated in the State of Delaware on November 16, 2015 and is registered to do business in California. The Company builds robotic and artificial intelligence-enabled food automation solutions. The Company’s first product, a fully autonomous robotic kiosk called Blendid®, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. In 2024, we discontinued manufacturing its original product and shifted its focus to the development two new kiosks: (i) a smaller and more cost-effective version of our original kiosk (“Blendid M2”) and (ii) our “back of house” kiosk -- a product that can be used by the staff of food service establishments. The Company signed a deal for its first Blendid back of house product in November 2025 and began deploying its back of house product in May 2026.

Our kiosks are designed for deployment in commercial venues such as health clubs, hospitals, colleges, corporate offices, travel stops, supermarkets, airports and shopping malls. We operate both branded food service locations and license our robotic solutions to other food service operators.

Longer-term, the Company also has an intent to use its current food automation platform to expand into automation of other cuisines including soups, salads, bowls, sandwiches and other on-the-go food formats and cuisines.

The Company’s customers prior to 2025 acquired the Blendid Kiosk, our original model, through using our Robot-as-a-Service (the “RAAS”) model. Under this arrangement, we receive revenue by renting our current kiosks, including both hardware and software, to customers on a monthly or annual basis. Any units leased under this model will continue to be leased under their lease terms, which is generally five years. At the end of the lease, the lessee can renew for another term or have the kiosk decommissioned. For the newer models, the Company transitioned to an outright sales model, under which customers purchase the products directly rather than through a subscription-based leasing arrangement.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process of raising equity financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company is not able to raise enough equity financing or does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly which will have a significantly negative impact on its long-term growth prospects. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

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Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with three major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking and sweep accounts. As of April 30, 2026 and October 31, 2025, the Company had $195,401 and $77,507 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to the cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years
Kiosks	10 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost, as well as fixed assets.

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The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2025	Additions	Disposals	Depreciation	Balance at April 30, 2026
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Kiosk Assets	$512,500			(30,000)	$482,500
Computers & Equipment	981	1,401		(385)	1,997
Total	$603,449	1,401		(30,385)	$574,465

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adopted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

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ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

Historically. Revenue generated using the RAAS model is recognized as it is earned over the rental period. We also receive revenue from the sale of blended drinks in a location operated by the Company. If the Company receives payment for a kiosk prior to delivery, the Company will record the amount in deferred revenue as a liability until the kiosk is delivered. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue.

For the sale of its robotic kiosks, each product sold to a customer typically represents a distinct performance obligation. The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer.

Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of April 30, 2026, and October 31, 2025, the Company had $577,090 and $483,718 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2025. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

Equity Financing

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the “Warrants”) exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes (on July 23, 2024, the Company entered into Convertible Notes with third parties for a total of $715,000 of principal (the “July 2024 Notes”). were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which is controlled by Eric Benhamou who serves on the Company’s board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to JGV1, LLC is controlled by Vik Mehta who serves on the Company’s board of directors.

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During 2025 and 2026, BGV III, LP and JGV1, LLC have continued to fund the Company. Between November 1, 2025 and April 30, 2026, BGV III, LP and its affiliates have contributed $950,000 and JGV1, LLC has contributed $470,000 for a total of $1,440,000 in exchange for a total of 8,256,878 Series 1 Preferred Shares.

NOTE 5 – DEBT

Notes Payable

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal. The note bears interest of $5,000, payable quarterly for 20 consecutive quarters with no maturity date. Concurrently with entering into this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22. On December 31, 2024, the warrant was converted into a warrant for 45,045 common shares. As of April 30, 2026 and October 31, 2025, the Company is current on its quarterly interest payments and the principal is still outstanding.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. The monthly payment for the period from June 1, 2025 through May 31, 2026 is $13,000, $6,500 of which is in cash and the remaining half accrues for potential equity conversion.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. Please see Note 5 - debt for more information.

NOTE 7 – EQUITY

As of April 30, 2026 and October 31, 2025, the Company had two classes of stock, common stock and Series 1 Preferred stock.

As of April 30, 2025 and October 31, 2025, the Company had 125,000,000 authorized shares of common stock. As of April 30, 2026 and October 31, 2025, the Company had 35,146,765 issued and outstanding shares of common stock. All common stock shares have a par value of $0.0001 per share.

As of April 30, 2026 and October 31, 2025, the Company had 65,000,000 authorized shares of Series 1 preferred stock. As of April 30, 2026 and October 31, 2025, the Company had 28,081,035 and 19,824,157 shares of preferred stock issued and outstanding.

As of April 30, 2026 and October 31, 2025, there were warrants to purchase 3,227,890 shares of Common Stock as well as warrants to purchase 14,663,609 shares of Series 1 Preferred Stock outstanding.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. However, as discussed in Note 1, there exists substantial doubt the Company will operate as a going concern if current revenue targets are not hit or the Company fails to raise capital to fund its operations. The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through July 14, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (3)

2.2	Bylaws (1)

2.3	Amendment to Bylaws (1)

3.1	Amended and Restated Investor’s Rights Agreement (2)#

3.2	Form of Warrant (2)

5.1	Amended and Restated Voting Agreement (2)#

5.2	Form of Subscription Agreement with Proxy (April 2021 Regulation CF Offering) (1)

5.3	Form of Subscription Agreement with Proxy (September 2021 Regulation CF Offering) (1)

6.1	Employment Agreement of Vipin Jain (3)

6.2	Employment Agreement of Venkateswaran Ayalur (3)

6.3	Amended 2015 Equity Incentive Plan (1)

6.4	Amended and Restated Master Equipment Provider Agreement (1)#

6.5	BGV III, L.P. Series A Warrant (1)#

6.6	Silicon Valley Bank Loan and Security Agreement #

6.7	2026 Equity Incentive Plan

(1)	Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation A Offering Statement on Form 1-A (Commission File No. 024-11889) and incorporated herein by reference.

(2)	Previously filed as an exhibit to the 6d bytes inc. dba Blendid on Form 1-U Current Report pursuant to Regulation A filed January 6, 2025 and incorporated herein by reference.

(3)	Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation on Form 1-SA pursuant to Regulation A filed on May30, 2025 and incorporated herein by reference.

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6d bytes inc. dba Blendid

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer
Date:	July 14, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Vipin Jain	Chief Executive Officer	July 14, 2026
Vipin Jain	(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)

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